Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

B-CORP HOLDINGS, INC.

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

B-Corp Holdings, Inc., a corporation duly organized and existing under the laws of the State of Delaware (the “Corporation”), does hereby certify, as of this 1st day of June, as follows:

1.	ARTICLE FIRST of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

FIRST: The name of the Corporation is BAKERCORP INTERNATIONAL HOLDINGS, INC.

2.	ARTICLE FIFTH of the Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as follows:

FIFTH: The business and affairs of the corporation shall be managed by or under the direction of the board of directors, and the directors need not be elected by ballot unless required by the by-laws of the corporation. In accordance with Section 141(d) of the General Corporation Law of the State of Delaware, each director who is an employee of Permira Advisors L.L.C. shall be entitled to four (4) votes on all matters that come before the board of directors and all other directors will be entitled to one (1) vote on all matters that come before the board of directors.

3.	ARTICLE TENTH is added to the Certificate of Incorporation as follows:

TENTH: To the fullest extent permitted by applicable law, the corporation, on behalf of itself and its subsidiaries, renounces any interest or expectancy of the corporation and its subsidiaries in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to Permira Advisors L.L.C. or any of their respective officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than the corporation and its subsidiaries), even if the opportunity is one that the corporation or its subsidiaries might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so and such person shall have no duty to communicate or offer such corporate opportunity to the corporation and, to the fullest extent permitted by applicable law, shall not be liable to the corporation or any of its subsidiaries for breach of any fiduciary or other duty, as a director or officer or otherwise, by reason of the fact that such person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the corporation or its subsidiaries unless, in the case of any such person who is a director or officer of the corporation, such business opportunity is expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of the corporation. Any person purchasing or otherwise acquiring any interest in any shares of stock of the corporation shall be deemed to have notice of and consented to the provisions of this Article Tenth. Neither the alteration, amendment or repeal of this Article Tenth nor the adoption of any provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article Tenth shall eliminate or reduce the effect of this Article Tenth in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article Tenth, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

4.	This Certificate of Amendment has been duly adopted by the stockholders of the Corporation in accordance with Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be executed and acknowledged by its duly authorized officer as of the date first written above.

B-CORP HOLDINGS, INC.

By:
Name: Richard Carey
	Title:	President, Chief Executive Officer and Secretary

[Signature Page to Certificate of Amendment]